SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
               --------------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 February 15, 2005 Press Release Announcing that Futuremedia Receives Investments from Major Shareholder and Members of Senior Management and Board of Directors and Discloses CEO Compensation Package.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Leonard Fertig
    -----------------------------
        Leonard Fertig
        Chief Executive Officer

Date:  February 15, 2005

                                    EXHIBIT 1

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

PRESS RELEASE

           FUTUREMEDIA RECEIVES INVESTMENTS FROM MAJOR SHAREHOLDER AND
               MEMBERS OF SENIOR MANAGEMENT AND BOARD OF DIRECTORS

                       DISCLOSES CEO COMPENSATION PACKAGE

BRIGHTON, UK--FEBRUARY 15, 2005 - Futuremedia plc (NasdaqSC:FMDAY), a leading European e-learning services provider, announced today that is has received equity investment commitments aggregating approximately GBP 500,000. The Company also disclosed the compensation package of new CEO, Leonard M. Fertig.

The Company has received investments from one of the Company's largest shareholders, as well as Jan Vandamme, Chairman, and Leonard M. Fertig, CEO. The investments were structured as private placements at a purchase price based on the average closing price of the Company's ADRs on NASDAQ for the 10 trading days prior to the issuance of the Company's fiscal year guidance update on February 9, 2005. Board member Carl Kleman and former CEO, Mats Johansson, have also committed to investments in the Company, which will also be structured as private placements priced at market value. Proceeds from the investments were used to fund a portion of the Open Training acquisition.

The Company also confirmed that Mr. Fertig's compensation package includes an annual salary of GBP 150,000 and a one-time signing bonus of GBP 10,000. He also received options to purchase 500,000 shares of the Company's stock at $0.74, based on the fair market value of the Company's ADRs on January 24, 2005, the date of Mr. Fertig's appointment as CEO.

Mr. Fertig stated, "The investments made by one of our largest shareholders and members of our senior management and Board are an indication of our confidence in the Company's strategy and business prospects. In addition, I believe my compensation package and subsequent investment demonstrate that my interests are aligned with our shareholders. As previously communicated, I am undertaking a thorough review of our operations to ensure that we are optimally organized to pursue our growth strategy. I look forward to updating the investment community on our progress as the year unfolds."

ABOUT FUTUREMEDIA:

Futuremedia plc is a leading provider of value-driven, e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) service offering, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the Home Computing Initiative (HCI). HCI is a government sponsored program, available in the UK and several other European countries, that allows employees and their families to gain access to e-learning at home, at a cost discounted through corporate buying power and Government tax incentives. Futuremedia currently serves 12 corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to increase revenue, generate cash and ensure that it has adequate working capital, risks associated with changes in senior management, rapid growth (including risks associated with acquisitions), the Company's ability to successfully develop its business in new geographic markets, the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to operate profitably in the future, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT INFORMATION:

Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
521 Fifth Avenue
New York, NY 10175
(212) 986-6667
ir@futuremedia.co.uk